SILVER **WHEATON**

October 29, 2014

SILVER WHEATON CORP.
Park Place
Suite 3150 - 666 Burrard St.
Vancouver, BC
Canada V6C 2X8

T: 604. 684.9648
F: 604. 684.3123

www.silverwheaton.com

DELIVERED BY EMAIL

Mr. David Whittle
Alexco Resource Corp.
Suite 1150 – 200 Granville Street
Vancouver, BC
V6C 1S4

Dear David:

Re: Amendment Agreement No. 7 ("Amendment No. 7") to Silver Purchase Agreement dated June 16, 2014

This letter confirms our agreement to:

(1) replace the reference to "December 31, 2014" in Section 3.1 of Amendment No.7 with "December 31, 2015"; and

(2) replace the reference to "December 31, 2015" in the definition of "Outside Completion Date" contained in Section 6.1(a) of Amendment No.7 with "December 31, 2016".

If you are in agreement, please execute in the space indicated below and return a copy of this letter to my attention. Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

SILVER WHEATON CORP.

Per: [signature]
RANDY V.J. SMALLWOOD
President and Chief Executive Officer

Acknowledged and Agreed to:
ALEXCO RESOURCE CORP.

This 31st day of October, 2014

Per: [signature]

ELSA RECLAMATION & DEVELOPMENT COMPANY LTD.

Per: [signature]

ALEXCO KENO HILL MINING CORP.

Per: [signature]